Exhibit 99.1

April 10, 2023

Dear WalkMe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of WalkMe Ltd. (the “Meeting”), to be held on May 15, 2023 at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel.

The Company’s notice of the Meeting, as published on April 10, 2023, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the notice.

Only shareholders of record at the close of business on April 6, 2023 are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting or any postponement or adjournment thereof. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or voting instruction form, as applicable.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Michele Bettencourt
Chairperson of the Board of Directors

WalkMe Ltd.
1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel

Notice of Annual General Meeting of Shareholders

To be Held on May 15, 2023

Dear WalkMe Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of WalkMe Ltd. (the “Company”), to be held on May 15, 2023 at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel (the telephone number at that address is +972 (3) 763-0333).

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Michele Bettencourt and Rory O’Driscoll as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our amended and restated articles of association or the Companies Law;

(2)	To approve an amendment to the compensation terms of Mr. Dan Adika, the Company’s chief executive officer;

(3)	To approve the compensation terms of Ms. Michele Bettencourt as the chairperson of the board of directors, subject to Ms. Bettencourt’s re-election as a Class II director at the Meeting; and

(4)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 6, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

If you are a registered holder, you can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you are a beneficial owner and hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on April 6, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and you may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

Our board of directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of our ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”) allows shareholders who hold at least 1% of our outstanding ordinary shares to submit a request to include a proposal on the agenda of a general meeting of our shareholders. Such request made by an eligible shareholder must be received by us no later than April 17, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://www.ir.walkme.com or at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel, upon prior notice and during regular working hours (telephone number: +972 (3) 763-0333) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal No. 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. (EDT) on May 14, 2023 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors

/s/ Michele Bettencourt
Chairperson of the Board of Directors

Dated: April 10, 2023
ii

WalkMe Ltd.
1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on May 15, 2023

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of WalkMe Ltd. (the “Company” or “WalkMe”) to be voted at the 2023 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 15, 2023, at 4:30 p.m. (Israel time), at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of our ordinary shares on April 10, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 6, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Michele Bettencourt and Rory O’Driscoll as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our amended and restated articles of association or the Companies Law;

(2)	To approve an amendment to the compensation terms of Mr. Dan Adika, the Company’s chief executive officer;

(3)	To approve the compensation terms of Ms. Michele Bettencourt as the chairperson of the Board, subject to Ms. Bettencourt’s re-election as a Class II director at the Meeting; and

(4)
To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On April 6, 2023, we had a total of 88,246,721 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on April 6, 2023, is entitled to one vote on each of the Proposals to be presented at the Meeting.  Under our amended and restated articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this proxy statement.

In addition, the approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, with respect to Proposal No. 2, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Proposal No. 2.

The proxy card or voting instruction card includes Item 2A, under which you should mark “YES” in order to confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the proposal. In the alternative, if you believe that you are a controlling shareholder or have such a personal interest in the approval of the proposal, you should mark the box “NO” in Item 1A when you mark your vote with respect to the proposal. If you do not mark any box in Item 1A, your vote will not be counted on the proposal. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact the Company’s General Counsel, Paul Shinn, at paul.shinn@walkme.com, or, if you hold your ordinary shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By Internet - If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

•
By Telephone - If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Mail - If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you can also vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 1 Walter Moses St., Tel Aviv-Yafo 6789903, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on May 14, 2023.

If you provide specific instructions (by marking a box) with regard to the proposals set forth in this proxy statement, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 6, 2023, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 10, 2023. Certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at the “Investor Relations” portion of our website, https://www.ir.walkme.com. The contents of that website are not incorporated by reference into this proxy statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Investor Relations at investors@walkme.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 6, 2023, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 88,246,721 ordinary shares outstanding as of April 6, 2023.

Name of Beneficial Owner	Number	%

Principal Shareholders:
Entities Affiliated with Insight Partners(1)	24,253,823	27.5
Entities Affiliated with StepStone Group(2)	10,366,855	11.8
Scale Venture Partners IV, LP(3)	9,429,021	10.7
Entities Affiliated with Mangrove Capital Partners(4)	6,278,354	7.1
Entities Affiliated with Gemini Israel Ventures(5)	7,730,048	8.8
Entities Affiliated with AMBLESIDE S.À R.L.(6)	5,462,245	6.2

Executive Officers and Directors:
Dan Adika(7)	3,322,812	3.6
Hagit Ynon (8)	276,145	*
Scott Little	32,971	*
Michele Bettencourt(9)	47,712	*
Haleli Barath (10)	133,707	*
Rafael Sweary(11)	3,134,798	3.4
Menashe Ezra(12)	7,761,978	8.8
Ron Gutler(13)	64,978	*
Jeff Horing(14)	31,930	*
Rory O’Driscoll(15)	9,457,663	10.7
Michael Risman(16)	-	-
Roy Saar(17)	219,170	*
All directors and executive officers as a group (12 individuals)	24,483,864	27.7

*	Indicates ownership of less than 1%.

(1)
Pursuant to Schedule 13G filed with the SEC on February 11, 2022, consists of (i) 14,719,862 ordinary shares held of record by Insight Venture Partners IX, L.P., (ii) 293,822 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P., (iii) 7,313,935 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P., (iv) 1,559,564 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P., (v) 163,070 ordinary shares held of record by Insight Partners (Cayman) XI, L.P., (vi) 21,747 ordinary shares held of record by Insight Partners (Delaware) XI, L.P., (vii) 20,202 ordinary shares held of record by Insight Partners (EU) XI, S.C.Sp., (viii) 3,568 ordinary shares held of record by Insight Partners XI (Co-Investors) (B), L.P., (ix) 2,589 ordinary shares held of record by Insight Partners XI (Co-Investors), L.P., and (x) 155,464 shares held of record held by Insight Partners XI, L.P. The general partner of Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P. is Insight Venture Associates IX, L.P., (“IVA IX LP”), whose general partner is Insight Venture Associates IX, Ltd., (“IVA IX Ltd”). The general partner of Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners XI (Co-Investors), L.P. and Insight Partners XI, L.P. is Insight Associates XI, L.P., (“IA XI LP”), whose general partner is Insight Associates XI, Ltd. (“IA XI Ltd”). The general partner of Insight Partners (EU) XI, S.C.Sp. is Insight Associates (EU) XI, S.a.r.l., (“IA EU XI”). The sole shareholder of IVA IX Ltd, IA XI Ltd and IA EU XI is Insight Holdings Group, LLC. Mr. Horing, one of the Company’s directors, is a managing director at Insight Venture Partners. The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(2)
Pursuant to Schedule 13G filed with the SEC on September 20, 2022, consists of (i) 10,366,855 ordinary shares held by StepStone Group LP.  (“StepStone”); (ii) 3,013,139 ordinary shares held by StepStone VC Global Partners VI-A, L.P. (“Global Partners VI-A”); (iii) 1,203,629 ordinary shares held by StepStone VC Global Partners VI-C, L.P. (“Global Partners VI-C”); (iv) 4,216,768 ordinary shares held by StepStone VC General Partner VI, L.P. (“Partners VI GP”); (v) 5,948,813 ordinary shares held by StepStone VC Opportunities III, L.P. (“Opportunities III”); (vi) 5,948,813 ordinary shares held by StepStone VC Opportunities General Partner III, L.P. (“Opportunities III GP”); (vii) 201,274 ordinary shares held by StepStone VC Secondaries Fund IV, L.P. (“Secondaries Fund IV,” and together with Global Partners VI and Opportunities III, the “Funds”) and (viii) 201,274 ordinary shares held by StepStone VC Secondaries General Partner IV, L.P (“Secondaries IV GP”). Partners VI GP is the general partner of Global Partners VI-A and Global Partners VI-C, Opportunities III GP is the general partner of Opportunities III, and Secondaries IV GP is the general partner of Secondaries Fund IV. StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. On September 20, 2021, StepStone Group Inc., a Delaware corporation, and StepStone Group LP, a Delaware limited partnership, completed the acquisition of Greenspring Associates, LLC and certain of its affiliates or subsidiaries (the “StepStone Acquisition”). As a result of the Stepstone Acquisition, StepStone Group LP became the investment manager of the Funds. The address of these entities is 4225 Executive Square, Suite 1600, La Jolla, CA 90237.

(3)
Pursuant to Schedule 13G/A filed with the SEC on February 13, 2023, consists of 9,429,021 ordinary shares held of record by Scale Venture Partners IV, L.P. (“SVP IV”). The general partner of SVP IV is Scale Venture Management IV, L.P. whose general partner is Scale Venture Management IV, LLC (“Scale IV LLC”). Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and share voting and dispositive power with respect to the ordinary shares held by SVP IV. The address for these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 1150, Foster City, California 94404.

(4)
Pursuant to Schedule 13G filed with the SEC on January 19, 2022, consists of (i) 5,638,420 ordinary shares held by Mangrove III Investments S.à r.l (“Mangrove III”) and (ii) 639,934 ordinary shares held by Mangrove V Investments S.à r.l (“Mangrove V”). Mangrove III S.C.A. SICAR is the owner of 100% of the share capital of Mangrove III, and Mangrove V (SCA), RAIF is the owner of 100% of the share capital of Mangrove V. Mangrove III Management S.A. is the liquidator of Mangrove III S.C.A. SICAR. The members of the board of directors of Mangrove III Management S.A. are Mark Tluszcz, Hans-Jurgen Schmitz and Willibrord Ehses. As a result of these relationships, each of Mangrove III S.C.A. SICAR, Mangrove III Management S.A. and Messrs. Tluszcz, Schmitz and Ehses may be deemed to share voting and dispositive power with respect to the securities held by Mangrove III. Mangrove Capital Partners S.A. is the manager of Mangrove V (SCA), RAIF. The members of the board of directors of Mangrove Capital Partners S.A. are Mark Tluszcz, Hans-Jürgen Schmitz, Michael Rabinowicz and Gerardo Lopez Fojaca. As a result of these relationships, each of Mangrove V (SCA), RAIF, Mangrove Capital Partners S.A. and Messrs. Tluszcz, Schmitz, Rabinowicz and Lopez Fojaca may be deemed to share voting and dispositive power with respect to the securities held by Mangrove V. Roy Saar, one of our directors, is a partner at Mangrove Capital Partners. The address for these entities is 31 Boulevard Joseph II, L-1840, Luxembourg.

(5)
Pursuant to Schedule 13G filed with the SEC on February 14, 2023, consists of (i) 7,652,748 ordinary shares held of record by Gemini Israel V Limited Partnership (“Gemini V”) and (ii) 77,300 ordinary shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”). Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Gemini Israel Funds IV Ltd. The address for these entities is 1 Abba Eban Avenue, Merkazim 2001, Bldg A, 3rd Floor, Herzliya Israel.

(6)
Pursuant to Schedule 13D/A filed with the SEC on December 17, 2021, consists of: (i) 3,404,955 ordinary shares held or record by Ambleside S.à r.l. (“Ambleside”) and (ii) 2,057,290 ordinary shares held of record by Ambleside Lux S.à r.l. (“Ambleside Lux”). Vitruvian III Luxembourg S.à r.l. (“Vitruvian Luxembourg”), is the sole shareholder of Ambleside. VIP III Cortex-B S.à r.l. (“VIP III Cortex-B”) is the sole shareholder of Ambleside Lux. VIP III Nominees Limited (“VIP Nominees”) is the nominee for and on behalf of VIP III LP, and VIP III Co-Invest LP (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg and VIP III Cortex-B. Vitruvian Partners LLP (“Vitruvian Partners”) is the manager of the Funds and sole shareholder of VIP Nominees. Michael Risman, one of our directors, is a managing partner of Vitruvian Partners. The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY, the address of the principal business office of VIP III Co-Invest LP is 12 Castle Street St Helier Jersey JE2 3RT and the address of the principal business office of Ambleside, Ambleside Lux, Vitruvian Luxembourg and VIP III Cortex-B is 21, rue Philippe II, L-2340 Luxembourg.

(7)	Consists of 2,721,865 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(8)	Consists of 238,645 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(9)	Consists of 47,712 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(10)	Consists of 47,707 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(11)	Includes (a) 1,133,305 ordinary shares held by Brooks S.M. Projects Ltd. and (b) 1,993,993 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(12)
Includes (a) ordinary shares beneficially held by entities affiliated with Gemini Israel Ventures as set forth in footnote (5) above, (b) 3,288 ordinary shares and (c) 28,642 ordinary shares underlying options exercisable within 60 days of April 6, 2023.

(13)	Consists of 64,978 ordinary shares underlying options exercisable within 60 days of April 6, 2023.
(14)
Consists of 28,642 ordinary shares underlying options exercisable within 60 days of April 6, 2023. Does not include the ordinary shares beneficially held by entities affiliated with Insight Partners as set forth in footnote (1) above.

(15)
Includes (a) ordinary shares beneficially held by entities affiliated with Scale Venture Partners IV, LP as set forth in footnote (3) above, (b) 3,288 ordinary shares and (c) 28,642 ordinary shares underlying options exercisable within 60 days of April 6, 2023.

(16)	Does not include the ordinary shares beneficially held by entities affiliated with Ambleside as set forth in footnote (6) above
(17)
Consists of 28,642 ordinary shares underlying options exercisable within 60 days of April 6, 2023. Does not include the ordinary shares beneficially held by entities affiliated with Mangrove Capital Partners as set forth in footnote (4) above.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2022 by our five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees—Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 14, 2023 (the “Annual Report”), a copy of which is available on our website at https://www.walkme.com.

CORPORATE GOVERNANCE
Overview

WalkMe is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three (3) and no more than ten (10) directors, as may be fixed from time to time by the Board; provided, however, that in the event at any time the Board is comprised of nine (9) or less members, the maximum number of members permitted under our Articles of Association shall not exceed nine (9). Mr. Rafael Sweary, our current Class II director whose term expires at the Meeting is not standing for re-election at the Meeting. Upon the close of the Meeting, and subject to Michele Bettencourt and Rory O’Driscoll election as Class II directors at the Meeting, our Board will consist of nine (9) directors, including Dan Adika, Roy Saar, Michael Risman, Menashe Ezra, Michele Bettencourt, Rory O’Driscoll, Jeff Horing, Ron Gutler and Haleli Barath. Seven (7) of our non-executive directors, including Roy Saar, Michael Risman, Menashe Ezra, Michele Bettencourt, Rory O’Driscoll, Jeff Horing and Ron Gutler, are independent under the Nasdaq corporate governance rules that require, among other things, that a majority of our directors be independent.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation opportunity on financial performance	Cap cash bonus payments and annual equity based compensation
Set annual incentive targets to our chief executive officer based on objective performance measures	Regularly review the executive compensation and peer group data
Maintain a majority independent Board	Offer equity and cash compensation which we believe appropriately incentivizes our executive officers to deliver both short-term and long-term shareholder value
Maintain entirely independent Board committees	Emphasize pay-for-performance with annual incentive bonuses being subject to the attainment of objective pre-established performance measures

For more information regarding our Board, its committees and our corporate governance practices, see Item 6.C. “Director, Senior Management and Employees—Board Practices” of our Annual Report.

PROPOSAL 1

RE-ELECTION AND ELECTION OF DIRECTORS

Background

Our Board currently has ten directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Dan Adika, Roy Saar, Michael Risman and Menashe Ezra, and their terms expire at our annual general meeting of shareholders to be held in 2025;
●	the Class II directors are Michele Bettencourt, Rory O’Driscoll and Rafael Sweary, and their terms expire at the Meeting; and
●	the Class III directors are Jeff Horing, Ron Gutler and Haleli Barath, and their terms expire at our annual general meeting of shareholders to be held in 2024.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Michele Bettencourt and Rory O’Driscoll. Michele Bettencourt and Rory O’Driscoll each qualify as an independent director under the listing standards of the Nasdaq. Michele Bettencourt serves as the chairperson of our Board and a member of our audit committee. Rory O’Driscoll serves as the chairperson of our compensation committee.

If re-elected at the Meeting, each of Michele Bettencourt and Rory O’Driscoll will serve until the 2026 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, each of Michele Bettencourt and Rory O’Driscoll has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and special needs of the Company.

During 2022, each of the directors standing for re-election at the Meeting attended 100% of our Board and Board committee meetings, as applicable.

The nominating and governance committee of our Board recommended that each of Michele Bettencourt and Rory O’Driscoll be re-elected at the Meeting as a Class II director for a term to expire at the 2026 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law. Our Board unanimously approved this recommendation. Mr. Rafael Sweary, our current Class II director whose term expires at the Meeting is not standing for re-election at the Meeting.

Biographical information concerning Michele Bettencourt and Rory O’Driscoll is set forth below:

Michele Bettencourt has served as chairperson of our Board since December 22, 2022, and a member of our Board since March 2021. From February 2017 to February 2020, Ms. Bettencourt served as Co-Chief Executive Officer of He Said She Said Productions NYC, a film production company which she founded. From August 2014 to February 2018, Ms. Bettencourt also served as chairperson of the board of directors of Imperva, Inc., a cybersecurity company, where she also served as Chief Executive Officer from August 2014 to July 2017. Before that, from November 2010 to March 2014, Ms. Bettencourt served as Chief Executive Officer of Coverity Inc., a software company, through its acquisition by Synopsys, Inc. From January 2006 to October 2009, Ms. Bettencourt served as Senior Vice President of Special Projects at Autonomy Corporation plc. Before that, from 2003 to 2005, Ms. Bettencourt served as Chief Executive Officer of Verity Inc., an enterprise search company, and led the company through its acquisition by Autonomy in 2005. Ms. Bettencourt served on the board of directors of Proofpoint, Inc., an enterprise security company, from April 2012 until January 2017, and on the board of directors of Versant Corporation from January 2012 to December 2012 through its acquisition by Actian Corporation. Ms. Bettencourt holds a B.A. in English from Santa Clara University. We believe that Ms. Bettencourt’s extensive management experience and service on the board of directors of technology companies qualifies her to serve on our Board.

Rory O’Driscoll has served as a member of our Board since February 2014. Since 2007, Mr. O’Driscoll has served as a Managing Partner at Scale Venture Partners, a venture capital firm. Mr. O’Driscoll previously served on the board of directors of Bill.com, Inc., a software company, from July 2013 until February 2023, Box, Inc., a data storage and file management software company, from March 2010 to July 2020, and DocuSign, Inc., an eSignature and digital transaction management company, from December 2010 to August 2018. Mr. O’Driscoll also currently serves on the boards of directors of several privately held companies. Mr. O’Driscoll holds a B.Sc. in Economics from the London School of Economics. We believe that Mr. O’Driscoll’s extensive experience in the venture capital industry and his knowledge of technology companies qualify him to serve on our Board.

Proposal

The shareholders are being asked to re-elect each of Michele Bettencourt and Rory O’Driscoll for a term to expire at the 2026 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, to re-elect each of Michele Bettencourt and Rory O’Driscoll as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2026, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Michele Bettencourt and Rory O’Driscoll as a Class II director for a term to expire at the 2026 annual general meeting.

PROPOSAL 2

APPROVAL OF AMENDMENT TO THE COMPENSATION TERMS OF MR. DAN ADIKA,
THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

The current compensation package of Mr. Dan Adika, our chief executive officer, was approved by our shareholders and includes, among other things, a monthly base salary of NIS 100,000, an aggregate annual cash bonus equal to up to eight (8) times his average monthly salary (and in addition up to four (4) additional monthly salary payments for overachievement), an annual equity award of between 140,000 and 200,000 units (consisting of a combination of options and performance share units), and certain additional customary social benefits. The proposed amendment to the terms of engagement of Mr. Adika is intended to better align Mr. Adika’s compensation with our current corporate strategy.

Pursuant to the Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement and compensation must be consistent with such company's compensation policy and must be approved by the compensation committee, the board of directors and a special majority vote of the shareholders, as described under “Vote Required for Approval of Each of the Proposals” above, in that order.

The proposed amendment was approved by our compensation committee and the Board, taking into consideration our compensation philosophy and the provisions of our currently effective compensation policy, which include, among other things, our commitment to ensuring that the chief executive officer’s compensation is structured in a way that links payment and performance and to align the interests of the chief executive officer with our interests and those of our shareholders, the current market dynamics, and the desire not to change to the currency fluctuations for the chief executive officer who resides in Israel.

This Proposal No. 2 may exceed the limitations of our currently effective compensation policy and is therefore subject to the additional approval requirements stipulated under the Companies Law, as further set forth “Vote Required for Approval of Each of the Proposals” above.

If approved by the shareholders at the Meeting, Mr.  Adika’s terms of compensation shall be amended as follows:

1. An increase of Mr. Adika’s annual base salary such that his aggregate annual base salary will be $450,000 (up from $338,000) (the “Base Salary”).

2. An increase of Mr. Adika’s annual target bonus from 67% to 80% of the Base Salary, such that the aggregate target bonus amount will be no more than $360,000.

3. A grant of 250,000 restricted share units (“RSUs”), in accordance with the terms of the Company’s 2021 Share Incentive Plan (the “Plan”), which RSUs will have a vesting commencement date (the “Commencement Date”) of January 1, 2023 and which will vest quarterly over a period of four (4) years, whereby 40% will vest on the first anniversary of the Commencement Date, 25% will vest on the second anniversary of the Commencement Date, 20% on the third anniversary of the Commencement Date, and 15% on the fourth anniversary of the Commencement Date.

4. A grant of 250,000 performance share units (“PSUs”), in accordance with the terms of the Plan, divided into 166,667 operating performance share units (“Operating PSUs”) and 83,333 share price performance share units (“Share Price PSUs”) in accordance with the following terms:

a.          The Operating PSUs are further divided into (a) 83,333 PSUs will be earned upon the achievement of the Company’s fiscal year-ended December 31, 2023 budget for net new annual recurring revenue and (b) 83,334 PSUs will be earned upon the achievement of the Company’s fiscal year-ended December 31, 2023 operating income and free cash flow targets. Furthermore, the earned Operating PSUs will vest over a period of four years, with 40% deemed vested as of December 31, 2023, 25% in equal quarterly increments during the first year following December 31, 2023, 20% in equal quarterly increments during the second year following December 31, 2023, and 15% in equal quarterly increments during the third year following December 31, 2023.

b.          The Share Price PSUs will be deemed earned provided the Company’s share price trades at an average of $16.00 or more during any consecutive 30-day trading period (the “Share Price Target”) before December 31, 2024. Furthermore, earned Share Price PSUs will vest as follows: 40% upon the later of: (a) the achievement of the Share Price Target, or (b) December 31, 2023 (the “Initial Tranche”); 25% in equal quarterly increments during the first year following the Initial Tranche, 20% in equal quarterly increments during the second year following the Initial Tranche, and 15% in quarterly increments during the third year following the Initial Tranche.

In the event that prior to the completion of the vesting of equity awards granted to Mr. Adika an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (collectively, “M&A Event”) will occur while Mr. Adika is employed by the Company and holds the position of the Company’s Chief Executive Officer, then immediately prior to, and contingent upon, the closing of such M&A Event, all of Mr. Adika’s unvested equity awards will become fully vested and exercisable, or substituted for equity awards in a successor company.

In the event this Proposal No. 2 is approved by the requisite majority under the Companies Law, Mr. Adika has agreed to waive any rights to 2023 equity grants pursuant to prior arrangements, such that the terms of compensation described herein will replace the foregoing arrangements.

Proposal

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve an amendment to the terms of compensation of Mr. Dan Adika, the Company’s chief executive officer, as described in the proxy statement, dated April 10, 2023.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL 3

APPROVAL OF COMPENSATION TERMS OF MS. MICHELE BETTENCOURT,
CHAIRPERSON OF THE BOARD OF DIRECTORS

Background

Under the Companies Law, the terms of compensation of directors, including the chairperson of the board of directors, must be approved by its compensation committee, board of directors and shareholders, in that order.

Our compensation committee and our Board approved the compensation terms for Ms. Michele Bettencourt in connection with her new role as the chairperson of the Board, subject to her re-election at the Meeting as a Class II director.

If approved by the shareholders, Ms. Bettencourt’s terms of compensation will be amended as follows:

1.	An increase of Ms. Bettencourt’s annual fee from $40,000 to $80,000.

2.
An annual grant of 25,000 RSUs (the “RSU Grant”) on each date of the Company’s annual general meeting of the shareholders, in accordance with the Plan, with a vesting commencement date of January 1st of the year of such grant, and which will vest on the first anniversary of the grant date, subject to Ms. Bettencourt’s continued service as chairperson of the Board through such date.

3.
An annual grant of options to purchase ordinary shares of the Company representing $90,000 in value as of the date of such grant (the “Options Grant” and together with the RSU Grant, the “Equity Grant”) on each date of the Company’s annual general meeting of the shareholders, in accordance with the Plan, with a vesting commencement date of January 1st of the year of such grant, and which will vest on the earlier of the first anniversary of the grant date, subject to Ms. Bettencourt’s continued service as chairperson of the Board through such date. The Options will be issued with an exercise price equal to the last closing price on Nasdaq on the last trading day prior to the date of grant.

4.
Notwithstanding the foregoing, in no event will the Equity Grant exceed an annual aggregate value of $750,000, such that the proposed compensatory terms to Ms. Bettencourt in connection with her appointment as chairperson of the Board will not exceed the limitations of the Company’s compensation policy.

The foregoing terms will be in lieu of compensation payable to Ms. Bettencourt in connection with her role as a member of the Board.

In evaluating our director compensation arrangements and approving the terms of compensation for Ms. Bettencourt, our compensation committee and our Board considered, among other factors, the desire to align the compensation terms and equity incentives of Ms. Bettencourt with those of our Company and our shareholders, relevant information on the proposed terms of compensation for Ms. Bettencourt and the economic value of the grants based on the proposed terms. In addition, in making their decisions, our compensation committee and our Board considered the compensation philosophy and applicable guidelines set forth in our currently effective compensation policy. Our compensation committee and Board concluded that the proposed compensation terms would appropriately align the long-term interests of Ms. Bettencourt with those of our shareholders to continue contributing to our Company's success, while ensuring consistency with market practices.

This Proposal No. 3 is consistent with our currently effective compensation policy.

Proposal

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the terms of compensation of Ms. Michele Bettencourt as chairperson of the Board, subject to her re-election at the Meeting as a Class II director, as described in the proxy statement, dated April 10, 2023.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2023, subject to the approval of our shareholders.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	2022	2021
	(in thousands)
Audit fees(1)	$500	$1,110
Audit-related fees		-
Tax fees(2)	39	65
All Other Fees(3)	-	23
Total	$539	$1,198

(1)
Audit fees for the years ended December 31, 2022 and 2021 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years. The audit fees for the year ended 2021 include fees for professional services provided in connection with our initial public offering incurred during the year ended December 31, 2021.

(2)
Tax fees for the years ended December 31, 2022 and 2021 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

(3)	All other fees for the years ended December 31, 2022 and 2021 consisted of fees for services provided in connection with the assessment and reports of our compliance programs.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://www.ir.walkme.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 14, 2023, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://www.ir.walkme.com.  Shareholders may obtain a copy of these documents without charge at https://www.ir.walkme.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Michele Bettencourt
Chairperson of the Board of Directors

Dated: April 10, 2023